UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

The Management Commission of the Banking Reestructuring Fund (known as “FROB” in
Spain) has accepted BBVA´s bid for the restructuring of Unnim Banc, S.A.
Sociedad Unipersonal (“UNNIM BANC”).

As a consequence, an agreement has been signed among the FROB, the Deposit
Guarantee Fund for Credit Entities (known as “FGD” in Spain) and BBVA, by virtue of which BBVA will acquire a 100% of the shares of UNNIM BANC for the price of 1
Euro.

BBVA, the FDG, the FROB and UNNIM BANC have also signed a “Protocol of Financial
Measures” for the reestructuring of UNNIM BANC, which regulates the Asset
Protection Scheme through which the FGD will run with 80% of the losses undergone by a predetermined asset portfolio of UNNIM BANC, calculated once the existing provisions on those assets are applied, for a period of 10 years following the transaction.

The closing of said two agreements is subject to obtaining the relevant administrative authorizations and approvals, including the approval of the Bank of Spain, the Finance Secretary of State, the European Commission and the
Competition Authorities.

Tomorrow at 8.00 (Madrid time) BBVA will present the transaction to investment analysts.
Any interested party can follow the presentation via BBVA's web site on the
Internet (www.bbva.com).

A recording of the presentation will be available on the above web site, for a period of at least one month.

Madrid, March 7,  2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/07/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative